May 4, 2005

Ms. Jeanne Bennett

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Coherent, Inc.
Form 8-K for Item 4.02
File No. 0-5255

The purpose of this letter is to respond to the comments raised in your letter dated April 28, 2005.  If after reviewing this letter, the Commission has further concerns or comments, we would be pleased to provide any necessary additional information.

FORM 8-K Filed April 26, 2005

1.              We note that you intend to file restated financial statements.  However you have not indicated how or when you intend to do so.  Please tell us how and when you intend to file restated financial statements.

We intend to file an amendment on Form 10-K/A to our most recently filed annual report for the fiscal year ended October 2, 2004 to reflect our restated financial statements.

We intend to file the Form 10-K/A prior to the filing of our quarterly report on Form 10-Q for the period ended April 2, 2005.

As requested in the Staff’s letter, management acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above information is responsive to your questions. Please contact the undersigned at (408) 764-4161 if you have any further questions or comments.

Sincerely,

/s/ Helene Simonet
Helene Simonet
Executive Vice President and Chief Financial Officer